Exhibit 10.1

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT ("Agreement") is entered into by and between Ross Landsbaum (the "Executive") and Panavision Inc., a Delaware corporation (the "Company"), on September 30, 2005.

WHEREAS, the Company desires to provide for the service and employment of the Executive with the Company and the Executive wishes to perform services for the Company, all in accordance with the terms and conditions provided herein.

NOW, THEREFORE, in consideration of the mutual agreements hereinafter set forth, the Executive and the Company hereby agree as follows:

Section 1. EMPLOYMENT. As of the Commencement Date, the Company does employ the Executive and the Executive does accept employment as Executive Vice President and Chief Financial Officer of the Company. The Executive shall have all the duties, responsibilities and authority normally performed by the Executive Vice President and Chief Financial Officer and shall render services consistent with such position on the terms set forth herein and shall report directly to the President and Chief Executive Officer of the Company (the "CEO"). The individuals in the roles set out in Appendix D, and such others as agreed between the Executive and the CEO from time to time, shall report directly to the Executive. In addition, the Executive shall have such other executive and managerial powers and duties with respect to the Company and its subsidiaries as may reasonably be assigned to him by the CEO, to the extent consistent with his position and status as set forth above. As of the Commencement Date, the Executive agrees to devote all of his working time and efforts to the business and affairs of the Company and its subsidiaries, subject to periods of vacation and sick leave to which he is entitled, and shall not engage in activities that substantially interfere with such performance; provided, however, that this Agreement shall not be interpreted to prohibit the Executive, subject to the prior approval of the Board of Directors of the Company (the "Board"), from serving on the board of directors of any corporation other than the Company, provided further that this Agreement shall not be interpreted to prohibit the Executive from engaging in civic or charitable activities during the Term so long as such activities do not interfere in any material respect with the Executive’s performance of his obligations under this Agreement.

Section 2. TERM OF AGREEMENT. The term (the "Term") of this Agreement and Executive’s employment with the Company shall commence October 17, 2005 (the “Commencement Date”) and shall continue through December 31, 2008, unless earlier terminated pursuant to Section 5 below.

Section 3. LOCATION. In connection with the Executive's employment by the Company, the Executive shall be based at the headquarters of the Company in Woodland Hills, California except for required travel for the Company's business.

Section 4. COMPENSATION.

(a) BASE SALARY. Effective as of the Commencement Date, the Company shall pay the Executive a base salary ("Base Salary") at a rate of $575,000 per year, for the period from the Commencement Date to March 31, 2007 which amount shall be increased to $625,000 per year, from April 1, 2007 through the remainder of the Term, payable in accordance with the Company's policies relating to similar senior executives. The Executive's Base Salary may be increased, but may not be decreased, by the Compensation Committee of the Board (the "Compensation Committee") in its sole discretion.

(b) SIGNING BONUS. The Company shall pay the Executive a one-time signing bonus of $25,000 within 30 days of the Executive’s first day of employment with the Company.

(c) ANNUAL BONUS. Commencing with the fiscal year of the Company ("Fiscal Year") in which the Commencement Date occurs, the Executive shall have the opportunity to earn a bonus for each Fiscal Year as recommended by the Compensation Committee and in accordance with the Company's Executive Incentive Compensation Plan or any successor incentive compensation plan from time to time maintained by the Company for senior executive officers (the "Bonus Plan"). The target amount of each annual bonus shall be equal to sixty percent (60%) of Base Salary upon attainment of certain "target" performance goals as determined by the Compensation Committee (the "Target Bonus"), which performance, goals, criteria and calculations shall be consistent with those applicable to the CEO’s annual bonus. Notwithstanding the preceding, subject to Section 6, the amount of the bonus to be paid to the Executive with respect to each Fiscal Year during the Term shall not be less than $200,000 (the "Guaranteed Bonus"), except that for the Fiscal Year in which the Commencement Date occurs, the Guaranteed Bonus shall not be less than $75,000, and for Fiscal Year ending December 31, 2006, the Guaranteed Bonus shall not be less than $250,000. Any Bonus payable to the Executive pursuant to this Section 4(c) shall be payable in each Fiscal Year during the Term on the date on which the Company pays bonuses to senior executives generally with respect to the preceding Fiscal Year, consistent with past practices and not later than April 30th of each year (“Bonus Payment Date”).

(d) CORPORATE PERFORMANCE PAYMENT. In addition to the amounts to be paid to the Executive pursuant to Sections 4(a), 4(b), and 4(c) the Executive shall be entitled to receive a payment (the "Corporate Performance Payment") at the time and in an amount determined pursuant to this Section 4(d). The Corporate Performance Payment shall be made to the Executive within fifteen (15) days following issuance of audited financial statements of the Company for the Fiscal Year ending December 31, 2008 (such Fiscal Year, the "CP Fiscal Year") and consistent with past practice and in any event, not later than April 30th of the following year. The Corporate Performance Payment shall be in an amount equal to one point two five percent (1.25%), (the “CPP Percentage”) (subject to adjustments described below) of:

(i) EBITDA (without any deduction for the Corporate Performance Payment to Executive or similar corporate performance payments to other persons) (“EBITDA”) for the CP Fiscal Year multiplied by 8.0,

(ii) less the sum of (A) $520 million and (B) any contributions to the capital of the Company on or after January 1, 2006, and

(iii) (A) less if an increase or (B) plus if a decrease, the change in debt (reduced by any unrestricted cash) of the Company and its consolidated subsidiaries outstanding between January 1, 2006 and the last day of the CP Fiscal Year.

Notwithstanding the above:

(W) in the event that EBITDA for the CP Fiscal Year is less than or equal to $120 million, the CPP Percentage shall instead be 1.5%;

(X) if EBITDA for the CP Fiscal Year exceeds $120 million, the Corporate Performance Payment shall nonetheless be calculated using an EBITDA value of $120 million and a CPP Percentage of 1.5% (the “Fixed Calculation”) unless calculation of the Corporate Performance Payment based on actual EBITDA and a CPP Percentage of 1.25% produces a number which equals or exceeds that based on the Fixed Calculation, in which case the Corporate Performance shall be calculated based on actual EBITDA and a CPP Percentage of 1.25%.

(Y) in the event of a material acquisition, the method for calculating the Equity Participation Payment pursuant to (i), (ii), and (iii) above, shall be adjusted for the effect of such material acquisition; and

(Z) The definition and method of calculation of the Corporate Performance Payment shall, at all times during the Term, be no less favorable to the Executive than the definition and method of calculation of the Corporate Performance Payment (or analogous payment) applicable to the President, Chief Executive Officer of the Company. For the avoidance of doubt, the foregoing sentence does not refer to the CPP Percentage, but does include the items referred to in (i), (ii), (iii) and (Y) above or any other item or adjustment affecting the basis upon which the Corporate Performance Payment is calculated.

(e) FRINGE BENEFITS.

(i) GENERAL. The Executive shall be entitled to participate in each group insurance, fringe, medical, dental, vision, disability and other insurance, health, welfare, pension or other benefit and incentive programs adopted from time to time by the Company for the benefit of, and which generally apply to, its senior executive officers from time to time.

(ii) VACATION. The Executive will receive four (4) weeks of paid vacation annually, subject to the terms of the Company's vacation policies as they relate to senior executive officers from time to time.

(iii) ADDITIONAL BENEFITS. During the Term, the Executive shall be entitled to such other benefits as are specified in Appendix A to this Agreement.

Section 5. TERMINATION.

(a) NOTICE OF TERMINATION.

(i) "Notice of Termination" shall mean a notice that shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provisions so indicated.

(ii) Any purported termination of the Executive's employment by the Company or by the Executive shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 11 hereof.

(b) DATE OF TERMINATION. "Date of Termination" shall mean:

(i) if the Executive's employment is terminated because of death, the date of the Executive's death, or

(ii) if the Executive's employment is terminated for any other reason, the date specified in the Notice of Termination, which shall not be a date prior to the date such Notice of Termination is given or the expiration of any required notice period.

(c) TERMINATION FOR CAUSE. The Company may terminate the Executive's employment under this Agreement for Cause (as defined below) at any time, in which event any rights of the Executive to continued employment under the Agreement shall thereupon cease.

(i) The occurrence of any of the following shall constitute grounds for termination for "Cause" shall mean the occurrence of any of the following:

(A) gross neglect by the Executive of the Executive's duties hereunder,

(B) conviction of the Executive of any felony,

(C) conviction of the Executive of any lesser crime or offense involving the property of the Company or any of its subsidiaries or affiliates,

(D) willful misconduct by the Executive in connection with the performance of any material portion of the Executive's duties hereunder,

(E) breach by the Executive of any material provision of this Agreement, or

(F) material breach by the Executive of the Company's official written Code of Business Conduct as in effect from time to time,

provided, however, that in the case of any matter covered by clauses (A), (D), (E) or (F), the Company shall first have given the Executive written notice of the conduct (or lack thereof) at issue and 30 days within which to cure.

(d) TERMINATION OTHER THAN FOR CAUSE. The Company may terminate the Executive's employment under this Agreement without Cause at any time, in which event any rights of the Executive to continued employment under the Agreement shall thereupon cease.

(e) TERMINATION BY REASON OF EXECUTIVE'S DISABILITY. "Disability" shall be deemed the reason for the termination by the Company of the Executive's employment if, as a result of the Executive's incapacity due to physical or mental illness, the Executive shall have been absent from the full-time performance of the Executive's duties with the Company for a period of six (6) consecutive months (the “Disability Period”), the Company shall have given the Executive a Notice of Termination for Disability, and, within thirty (30) days after such Notice of Termination is given, the Executive shall not have returned to the full-time performance of the Executive's duties.

(f) TERMINATION BY THE EXECUTIVE.

(i) Without Good Reason. The Executive may terminate his employment hereunder voluntarily at any time upon at least forty five (45) days' prior notice to the Company.

(ii) For Good Reason. The Executive may terminate his employment hereunder for Good Reason at any time upon at least five (5) business days' prior written notice to the Company (such notice to be provided within ninety (90) days of the Executive’s actual knowledge of there being Good Reason for termination).

(iii) Good Reason. The Executive shall have "Good Reason"to terminate his employment and the Company’s rights to the continued service of the Executive hereunder upon the occurrence, without the Executive's express written consent, of any of the following acts by the Company, or failures by the Company to act, unless, in the case of any act or failure to act described below, such act or failure to act is corrected prior to the Date of Termination specified in the Notice of Termination given in respect thereof:

(A) A change in the Executive’s title, other than as agreed in writing by the Executive;

(B) Making the Executive report other than directly to the President, Chief Executive Officer;

(C) A reduction by the Company in the Executive's annual base salary as in effect at that time;

(D) Failure by the Company to comply with the material provisions of this Agreement unless such failure is remedied by the Company within thirty (30) days after receipt of notice thereof given by Executive; or

(E) Relocation of the headquarters of the Company resulting in an increase of more than fifty (50) miles in the commute of the Executive to such headquarters when compared with Executive's commute immediately prior to such relocation.

Section 6. SEVERANCE PAYMENTS.

(a) ACCRUED AND UNPAID BENEFITS. Following the termination of the Executive's employment with the Company at any time for any reason, the Executive shall receive:

(i) any earned, but unpaid, Base Salary,

(ii) any earned, but unpaid, bonus for any Fiscal Year that ended prior to the Fiscal Year in which the Date of Termination occurs,

(iii) the cash equivalent of any accrued, but unused, vacation; and

(iv) any vested and accrued employee benefits, subject to the terms of the applicable employee benefit plans.

The amounts payable under subparagraphs 6(a)(i), and (iii) shall be paid on the Date of Termination and the amount payable under subparagraph 6(a)(ii) shall be paid within thirty (30) days following the Date of Termination.

(b) SEVERANCE BENEFITS. If (A) the Company terminates the Executive's employment with the Company for any reason other than (i) the Executive's death, (ii) the Executive's Disability or (iii) Cause, then, provided the Executive has executed a release agreement reasonably satisfactory to the Company and to the Executive, or (B) if the Executive terminates his employment pursuant to Section 5(f)(ii) above, the Executive shall be entitled to the following:

(i) All amounts payable pursuant to Section 6(a);

(ii) An amount equal to:

(A) If the Notice of Termination is provided to the Executive on or prior to October 1, 2006, one (1) times,

(B) If the Notice of Termination is provided to the Executive after October 1, 2006 but prior to October 1, 2007, one and one half (1.5) times, or

(C) If the Notice of Termination is provided on or after October 1, 2007, two (2) times,

the Executive's Base Salary in effect at the time of the termination shall be made, in equal installments in accordance with the Company’s regular calendar for semi-monthly salary payments, commencing immediately following the Date of Termination, and continuing:in the case of (A) above for a period of one year; in the case of (B) above for a period of one year and six months; or in the case of (C) above for a period of two years (each such period as applicable, the “Severance Period”). Notwithstanding the foregoing, in the event that the Executive qualifies as a "specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Internal Revenue Code of 1986 as amended (the "Code"), then, to the extent required (or in the absence of specific guidance to the extent reasonably advisable) to comply with Section 409A of the Code the first installment of such semi-monthly salary payments shall commence on the six month anniversary of the Date of Termination and shall continue for the applicable Severance Period. This Agreement shall be construed and interpreted to comply with Section 409A of the Code. The parties hereby agree to amend this Agreement to the extent reasonably necessary in order to preserve the intended tax consequences of the payments made hereunder in light of Section 409A of the Code and any regulations or other guidance promulgated thereunder.

(iii) Bonus Plan payments as follows:

(A) If the Notice of Termination is provided to the Executive on or prior to October 1, 2006, an amount equal to fifty percent (50%) of the Target Bonus, payable on the Bonus Payment Date occurring in 2007,

(B) If the Notice of Termination is provided to the Executive after October 1, 2006 but prior to October 1, 2007 an amount equal to fifty percent (50%) of the Target Bonus payable on the next Bonus Payment Date occurring after the Termination Date, and an amount equal to twenty five (25%) of the Target Bonus payable on the following Bonus Payment Date, or

(C) If the Notice of Termination is provided on or after October 1, 2007, an amount equal to fifty percent (50%) of the Target Bonus payable on each of the next two Bonus Payment Dates,

(iv) If the Notice of Termination is provided on or after January 1, 2008, the Executive shall be entitled to a pro-rata portion of the Corporate Performance Payment (based on the period of employment of the Executive as a percentage of the Term assuming the Term expired December 31, 2008) that would otherwise have been due to the Executive pursuant to Section 4(d) following completion of the CP Fiscal Year and such payment shall be calculated and paid in accordance with Section 4(d) (the “Pro-Rata Corporate Performance Payment”), and

(v) Continued participation in the Company's insurance, fringe, medical, dental, vision, disability and other insurance, health, welfare, pension or other benefit programs for the duration of the Severance Period commencing on the Date of Termination, on the same basis as in effect immediately prior to the Date of Termination, except that the Executive shall also be subject to such changes or amendments to such programs as implemented by the Company for senior executives generally.

(c) DEATH. If the Executive shall die during the Term, the Term shall terminate and no further amounts or benefits shall be payable hereunder, except that the Executive's estate shall be entitled to receive all amounts payable pursuant to Section 6(a) plus (A) commencing on the next regular semi-monthly payroll pay date commencing following the Date of Termination, continued payments in an amount equal to 60% of then current Base Salary, in accordance with the Company’s regular calendar for semi-monthly salary payments for the longer of (i) the balance of the Term or (ii) 24 months, or, if a Notice of Termination had been given to the Executive prior to his death, until the end of the applicable Severance Period, (B) an amount equal to 50% of the Target Bonus on each of the next two (2) Bonus Payment Dates following the Date of Termination, and (C), if the death occurs on or after January 1, 2008, the Pro-Rata Corporate Performance Payment.

(d) DISABILITY. If the Executive's employment is terminated by reason of Disability pursuant to Section 5(e), the Executive or the Executive's legal representative, as applicable, shall be entitled to receive all amounts payable pursuant to Section 6(a) plus (A) on the next regular semi-monthly payroll pay date commencing following the Date of Termination, continued payments in an amount equal to 60% of then current Base Salary, in accordance with the Company’s regular calendar for semi-monthly salary payments for the longer of (i) the balance of the Term or (ii) 24 months, (B) an amount equal to 50% of the Target Bonus on each of the next two (2) Bonus Payment Dates following the Date of Termination, and (C) if the Disability Period commences on or after January 1, 2008, the Pro-Rata Corporate Performance Payment, provided that, the Company's obligations pursuant to this Section 6(d) shall be offset by and to the extent that the Executive receives payments pursuant to any disability insurance policy provided by the Company. Notwithstanding the foregoing, in the event that the Executive is not "disabled" within the meaning of Section 409A(a)(1)(c) of the Code, then the first installment of such semi-monthly salary payment shall not commence until the six month anniversary of the Date of Termination.

(e) MITIGATION. The Executive shall not be required to mitigate damages with respect to any payments made pursuant to this Agreement, and compensation received by Executive from other employment with respect to services rendered after the Date of Termination shall not reduce the obligations of the Company under this Agreement.

(f) RELEASE OF EMPLOYMENT CLAIMS. The Executive agrees, as a condition to receipt of the payments and benefits provided for in Section 6(b) and (d), that he will execute and not revoke a release agreement reasonably satisfactory to the Company and to the Executive, releasing any and all claims arising out of the Executive's employment (other than enforcement of this Agreement and the Executive's rights under any of the Company's incentive compensation and employee benefit plans and programs to which he is entitled under this Agreement). During the negotiation of the release agreement referred to in the preceding sentence, provided that the Executive and the Company are negotiating in good faith, the Executive shall continue to receive the Executive’s Base Salary and the benefits described in Section 6(b)(v) for a period of sixty (60) days from the Date of Termination.

(g) SECTION 280G.

(i) Whether or not the Executive becomes entitled to any other payments hereunder, if any of the payments, distributions, transfers or benefits received or to be received by the Executive (including any payment or benefits received or to be received in connection with an event described in Section 280G(b)(2)(A) (such event, a "Change in Control") or the Executive's termination of employment or otherwise, whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement or otherwise, and including any benefit with respect to the Executive payable to the Executive’s dependents, heirs or beneficiaries), (all such payments and benefits, excluding the Gross-Up Payment, being hereinafter referred to as the "Total Payments") is or will be subject (in whole or part) to the excise tax ("the Excise Tax") imposed under Section 4999 of the Code or any similar successor provision or any comparable state or local tax provision, then, subject to the provisions of subsection (ii) of this Section 6(g), the Company shall pay to the Executive an additional amount (the "Gross-Up Payment") such that the net amount retained by the Executive, after deduction of any Excise Tax on the Total Payments and any federal, state and local income and employment taxes and Excise Tax upon the Gross-Up Payment and all interest, penalties, or addition to tax with respect to such Excise Tax, and after taking into account the phase out of itemized deductions and personal exemptions attributable to the Gross-Up Payment, shall be equal to the Total Payments. For purposes of determining the amount of the Gross-Up Payment, the Executive shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation in the calendar year in which the Gross-Up Payment is to be made and state and local income taxes at the highest marginal rate of taxation in the state and locality of the Executive's residence on which the Gross-Up Payment is calculated for purposes of this Section 6(g)), net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes.

(ii) In the event that a reduction of an aggregate amount of not more than $150,000 from the Total Payments to be made to the Executive would result in no portion of the Total Payments being subject to the Excise Tax and would produce a net amount of Total Payments (after subtracting the net amount of federal, state and local income and employment taxes on such reduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such reduced Total Payments) that would be greater than or equal to the net amount of unreduced Total Payments (after deduction of the net amount of federal, state and local income and employment taxes and the amount of Excise Tax to which the Executive would be subject in respect of such unreduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such unreduced Total Payments), then subsection (i) of this Section 6(g) shall not apply and the Total Payments shall be reduced as provided below in this Section 6(g)(ii). In such event, the amount of the Total Payments shall be reduced, but not by more than $150,000 in the aggregate, such that the amount of the Total Payments is $1 less than the amount that would cause the Total Payments to become subject to the Excise Tax. To effect such reduction, the cash payments shall first be reduced (if necessary, to zero), and the non-cash payments or benefits shall thereafter be reduced (if necessary, to zero) to effect the total amount of such reduction; provided, however, that the Executive may elect to have the non-cash payments and benefits reduced (or eliminated) prior to any reduction of the cash payments and the Executive may otherwise elect which non-cash payments shall be reduced first (to the extent any reduction in non-cash payments is required).

(iii) For purposes of initially estimating whether any of the Total Payments will be subject to the Excise Tax and the amount of such Excise Tax, (A) all of the Total Payments shall be treated as "parachute payments" within the meaning of section 280G(b)(2) of the Code, unless in the opinion of the Company’s tax counsel ("Tax Counsel"), such other payments or benefits (in whole or in part) do not constitute parachute payments, including by reason of section 280G(b)(4)(A) of the Code, (B) all "excess parachute payments" within the meaning of section 280G(b)(l) of the Code shall be treated as subject to the Excise Tax unless, in the opinion of Tax Counsel, such excess parachute payments (in whole or in part) represent reasonable compensation for services actually rendered, within the meaning of section 280G(b)(4)(B) of the Code, in excess of the Base Amount allocable to such reasonable compensation, or are otherwise not subject to the Excise Tax, and (C) the value of any non-cash benefits or any deferred payment or benefit shall be determined by the Company’s independent auditor in accordance with the principles of sections 280G(d)(3) and (4) of the Code. Prior to the Termination Date, the Company shall provide the Executive with its calculation of the amounts referred to in this Section 6(g)(iii) and such supporting materials as are reasonably necessary for the Executive to evaluate the Company's calculations. If the Executive disputes the Company's calculations (in whole or in part), the reasonable opinion of Tax Counsel with respect to the matter in dispute shall prevail for purposes of the initial estimates of any Gross-Up Payment.

(iv) In the event that (A) amounts are paid to the Executive pursuant to subsection (i) of this Section 6(g), (B) the Excise Tax is finally determined to be less than the amount taken into account hereunder in calculating the Gross-Up Payment, and (C) after recalculating the Gross Up Payment based on such finally determined Excise Tax, the payments are to be reduced pursuant to subsection (ii) of this Section 6(g), the Executive shall repay to the Company, within thirty (30) business days following the time that the amount of such reduction in Excise Tax is finally determined, the portion of the Gross-Up Payment attributable to such reduction (plus that portion of the Gross-Up Payment attributable to the Excise Tax and federal, state and local income and employment taxes imposed on the Gross-Up Payment being repaid by the Executive), to the extent that such repayment results in (A) no portion of the Total Payments being subject to the Excise Tax and (B) a dollar-for-dollar reduction in the Executive's taxable income and wages for purposes of federal, state and local income and employment taxes) plus interest on the amount of such repayment at 120% of the rate provided in section 1274(b)(2)(B) of the Code. In the event that (x) the Excise Tax is determined to exceed the amount taken into account hereunder at the time of the termination of the Executive's employment (including by reason of any payment the existence or amount of which cannot be determined at the time of the Gross-Up Payment) and (y) after giving effect to such redetermination, the payments should not have been reduced pursuant to subsection (ii) of this Section 6(g), the Company shall make an additional Gross-Up Payment in respect of such excess and in respect of any portion of the Excise Tax with respect to which the Company had not previously made a Gross-Up Payment (plus any interest, penalties or additions payable by the Executive with respect to such excess and such portion) within five (5) business days following the time that the amount of such excess is finally determined. In addition, it may initially be determined that a Gross-Up Payment need not be made (or no determination with respect to a Gross-Up Payment may be made) or the amount of the Gross-Up Payment may initially be determined to be less than the amount of the Gross-Up Payment that should actually be made. In any such event, the Company shall promptly make an additional Gross-Up Payment to Executive equal to (i) the full Gross-Up Payment that should have been made to Executive less any Gross-Up Payment previously paid to Executive (to the Extent not repaid by the Executive), plus (ii) any interest, penalties or additions to tax payable by the Executive with respect to the underpayment resulting from the original underpayment.

Section 7. CONFIDENTIALITY; NONCOMPETITION.

(a) CONFIDENTIALITY. "Confidential Information" shall mean nonpublic information about the Company and its subsidiaries, and their respective past and present officers, directors, shareholders, partners, members, managers, attorneys, representatives, agents and employees (and families of each of the foregoing), customers, and each of their respective predecessors, successors, assigns, affiliates, that is not disclosed by the Company or its subsidiaries for financial reporting purposes and that was learned by the Executive in the course of his employment with the Company including, without limitation, any proprietary knowledge, trade secrets, data, formulae, information and client and customer lists and all papers, resumes and records (including computer records) of the documents containing such Confidential Information. Confidential Information does not include information regarding the Executive's own compensation and benefits.

(i) The Executive acknowledges that in his employment with the Company, he will occupy a position of trust and confidence. The Executive shall not, except as may be required to perform his duties hereunder or as required by applicable law, or in response to a valid court order or as required in order to enforce the Executive’s rights pursuant to this Agreement, without limitation in time or until such information shall have become public other than by the Executive's unauthorized disclosure, disclose to others or use, whether directly or indirectly, any Confidential Information; provided that disclosure by the Executive to his accountants, lawyers, and similar advisors shall not be breach of this Section 7(a) provided further, however, that such individuals have been made aware of and have agreed to comply with this Agreement.

(ii) The Executive acknowledges that all Confidential Information is specialized, unique in nature and of great value to the Company and its subsidiaries, and that such Confidential Information gives the Company and its subsidiaries a competitive advantage. The Executive agrees to deliver or return to the Company, at the Company's request at any time or upon termination or expiration of his employment or as soon thereafter as possible, all documents, computer tapes and disks, records, lists, data, drawings, prints, notes and written information (and all copies thereof) furnished by or on behalf of or for the benefit of the Company and its subsidiaries or their affiliates or prepared by the Executive during the term of his employment by the Company, but excluding documents relating to the Executive’s own compensation and benefits, and his contacts and calendars.

(b) NONCOMPETITION. During the Executive's employment with the Company and (A) if the Company terminates the Executive’s employment for any reason other than (i) the Executive’s death, (ii) Executive’s Disability, or (iii) Cause, or if the Executive terminates his employment by the Company with Good Reason, for the Severance Period, or (B) if Company terminates the Executive’s employment for Cause or if the Executive terminates his employment by the Company without Good Reason, during the two (2) year period commencing on the Date of Termination (such period, the “Non-Compete Period”), the Executive shall not, directly or indirectly, whether as owner, consultant, employee, partner, venturer, agent, through stock ownership, investment of capital, lending of money or property, rendering of services, or otherwise, compete with the Company, its subsidiaries or any of its affiliates of which the Executive is an officer (referred to hereafter as the “Relevant Affiliates”) in any business in which any of them is directly engaged while the Executive is employed with Company, provided that such business produces annual revenues of not less than twelve and one half (12.5) percent of the Company’s consolidated revenues during the Executive’s final twelve (12) months of employment with the Company (such businesses are hereinafter referred to as the "Business"), During the applicable Non-Compete Period, the restrictions imposed by this Section 7(b) shall not apply to any business in which the Company or its Relevant Affiliates and subsidiaries were not engaged at the time of termination of the Executive's employment hereunder or to any geographic area in which the Company or its Relevant Affiliates and subsidiaries were not engaged in the Business at the time of termination. The parties acknowledge that, as of the Commencement Date, motion picture, television and other entertainment production and or distribution companies do not form part of the Business. Regardless of the foregoing, Executive may, directly or indirectly, own or hold securities of any person or entity engaged in the Business only if the Executive is not a controlling person of, or a member of a group that controls, such person or entity and does not, directly or indirectly, own five percent (5%) or more of any class of the outstanding securities or other ownership interest of such person or entity.

(c) NONSOLICITATION OF CUSTOMERS AND SUPPLIERS. During the Executive's employment with the Company and during the applicable Non-Compete Period, the Executive shall not, directly or indirectly, solicit customers or suppliers of the Company or any of its subsidiaries or the Relevant Affiliates to divert their business away from the Company to any business, individual, partner, firm, corporation or other entity that is then engaged in the Business (each such competitor, a "Competitor of the Company"); provided, however, that if the Executive is employed by customers or suppliers of the Company following his termination of employment and such employment does not violate Section 7(b) hereof, the normal execution of his duties in connection with such employment shall not constitute a violation of this Section 7(c).

(d) INTELLECTUAL PROPERTY.

(i) The Executive agrees that all processes, technologies and inventions (collectively, "Inventions"), including new contributions, improvements, ideas and discoveries, whether patentable or not, conceived, developed, invented or made by him during the Term shall belong to the Company, provided that such Inventions grew out of the Executive's work with the Company or any of its subsidiaries or affiliates, are related in any manner to the business (commercial or experimental) of the Company or any of its subsidiaries or affiliates or are conceived or made on the Company's time or with the use of the Company's facilities or materials. The Executive shall further: (A) promptly disclose such Inventions to the Company; (B) assign to the Company, without additional compensation, all patent and other rights to such Inventions for the United States and foreign countries; (C) sign all papers necessary to carry out the foregoing; and (D) give testimony in support of the Executive's inventorship.

(ii) If any Invention is described in a patent application or is disclosed to third parties, directly or indirectly, by the Executive within two years after the termination of the Executive's employment with the Company, it is to be presumed that the Invention was conceived or made during the Term.

(iii) The Executive agrees that the Executive will not assert any rights to any Invention as having been made or acquired by the Executive prior to the date of this Agreement, except for Inventions, if any, disclosed to the Company in writing prior to the date hereof.

(iv) The Executive understands that the provisions of this Agreement requiring assignment of Inventions to the Company do not apply to any invention which qualifies fully under the provisions of California Labor Code Section 2870 (attached hereto as Appendix B). The Executive will advise the Company promptly in writing of any inventions that the Executive believes meet such provisions and are not otherwise disclosed on Appendix C and will at that time provide to the Company in writing all evidence necessary to substantiate that belief.

(e) The Company shall be the sole owner of all the products and proceeds of the Executive's services hereunder, including, but not limited to, all materials, ideas, concepts, formats, suggestions, developments, arrangements, packages, programs and other intellectual properties that the Executive may acquire, obtain, develop or create in connection with and during the Term, free and clear of any claims by the Executive (or anyone claiming under the Executive) of any kind or character whatsoever (other than the Executive's right to receive payments hereunder). The Executive shall, at the request of the Company, execute such assignments, certificates or other instruments as the Company may from time to time deem reasonably necessary or desirable to evidence, establish, maintain, perfect, protect, enforce or defend its right, title or interest in or to any such properties.

(f) NONSOLICIATION OF EMPLOYEES.

(i) The Executive recognizes that he will possess confidential information about other employees of the Company, its subsidiaries or the Relevant Affiliates relating to their education, experience, skills, abilities, compensation and benefits, and interpersonal relationships with customers of the Company, its subsidiaries or the Relevant Affiliates.

(ii) The Executive recognizes that the information he will possess about these other employees is not generally known, is of substantial value to the Company and its subsidiaries in developing their business and in securing and retaining customers, and will be acquired by him because of his business position with the Company and its subsidiaries.

(iii) The Executive agrees that during the Executive's employment with the Company and during the two (2) year period commencing on the Date of Termination he will not, directly or indirectly, solicit or recruit any employee of the Company (other than the Executive’s assistant or secretary), its subsidiaries or the Relevant Affiliates for the purpose of being employed by him or by any Competitor of the Company on whose behalf he is acting as an agent, representative or employee and that he will not convey any such confidential information or trade secrets about other employees of the Company, its subsidiaries or the Relevant Affiliates to any other person; provided that this restriction will not apply with respect to any individuals who independently respond to general advertisements or solicitations made through trade-related or other media.

(g) REMEDIES. In the event of a breach or threatened breach of this Section 7, the Executive agrees that the Company shall be entitled to seek any appropriate legal or equitable remedy available to the Company, including but not limited to, application for injunctive relief in a court of appropriate jurisdiction to remedy any such breach or threatened breach, the Executive acknowledging that damages would be inadequate and insufficient.

(h) SURVIVAL OF PROVISIONS. The obligations contained in this Section 7 shall, to the extent provided in this Section 7, survive the termination or expiration of the Executive's employment with the Company and, as applicable, shall be fully enforceable thereafter in accordance with the terms of this Agreement. If it is determined by a court of competent jurisdiction in any state that any restriction in this Section 7 is excessive in duration or scope or is unreasonable or unenforceable under the laws of that state, it is the intention of the parties that such restriction may be modified or amended by the court to render it enforceable to the maximum extent permitted by the law of that state.

Section 8. NO VIOLATIONS OF THIRD-PARTY RIGHTS.

(a) The Executive hereby represents, warrants and covenants to the Company that the Executive:

(i) shall not, in the course of his employment with the Company, infringe upon or violate any proprietary rights of any third party (including, without limitation, any third-party confidential relationships, patents, copyrights, trade secrets or other proprietary rights);

(ii) is not a party to any agreements with third parties that prevent him from fulfilling the terms of employment and the obligations of this Agreement or which would be breached as a result of his execution of this Agreement; and

(iii) agrees to respect any and all valid obligations which he may now have to prior employers or to others relating to confidential information, inventions or discoveries which are the property of those prior employers or others, as the case may be.

(b) If the Executive is in breach of any of the foregoing representations, warranties and covenants and a court of competent jurisdiction issues a final order (not including a temporary restraining order or other order subject to interlocutory appeal) precluding the Executive from performing his duties hereunder, the Company shall be entitled to terminate this Agreement and treat the Executive as if he were terminated for Cause.

Section 9. INDEMNIFICATION. The Executive shall be indemnified by the Company against liability as an officer and director of the Company and any subsidiary or affiliate of the Company to the maximum extent permitted under applicable law and shall be included under the Company’s directors and officers insurance policies as in effect from time to time. The Executive's rights under this Section 9 shall continue so long as he may be subject to such liability, whether or not his employment may have terminated prior thereto.

Section 10. WITHHOLDING. The Company shall make such deductions and withhold such amounts from each payment made to the Executive hereunder as may be required from time to time by law, governmental regulation or order.

Section 11. NOTICES. All notices and other communications under this Agreement shall be in writing and shall be given by hand, facsimile or first-class mail, certified or registered with return receipt requested, and shall be deemed to have been duly given upon delivery or three (3) days after mailing or twenty-four (24) hours after transmission of a facsimile (with confirmation of delivery) to the respective persons named below:

(a) If to the Company:

Panavision Inc.
                            6219 De Soto Avenue,
                            Woodland Hills, CA 91367-2602
                            Facsimile: 818 316 1120
                            Attention: General Counsel

                            With a copy to

                            MacAndrews & Forbes Holdings Inc.
                            35 East 62nd Street
                            New York, New York 10021
Attention: General Counsel

(b) If to the Executive:

Ross Landsbaum 1507 Kelton Avenue Los Angeles, CA 90024

Either party may change such party's address for notices by notice duly given pursuant hereto.

Section 12. GOVERNING LAW. This Agreement and the legal relations thus created between the parties hereto shall be governed by and construed under and in accordance with the laws of the State of California, without regard to its conflicts of law principles. The parties agree that any action at law or in equity arising out of or relating to this Agreement shall be filed only in the state or federal courts located in Los Angeles County and hereby consent and submit to the personal jurisdiction of such courts for the purposes of litigating any such action.

Section 13. TERMINATION OF PRIOR AGREEMENTS. This Agreement terminates and supersedes any and all prior agreements and understandings between the parties with respect to the Executive's employment and compensation by the Company.

Section 14. WAIVER; MODIFICATION. Failure to insist upon strict compliance with any of the terms, covenants or conditions hereof shall not be deemed a waiver of such term, covenant or condition, nor shall any waiver or relinquishment of, or failure to insist upon strict compliance with, any right or power hereunder at any one or more times be deemed a waiver or relinquishment of such right or power at any other time or times. This Agreement shall not be modified in any respect except by a writing executed by each party hereto.

Section 15. ASSIGNMENT; SUCCESSORS. This Agreement is personal in its nature and neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder; provided that, in the event of the merger, consolidation, transfer or sale of all or substantially all of the assets of the Company with or to any other individual or entity or any similar event, this Agreement shall, subject to the provisions hereof, be binding upon and inure to the benefit of such successor and such successor shall discharge and perform all the promises, covenants, duties and obligations of the Company hereunder.

Section 16. SEVERABILITY. Except as provided in Section 7(h) hereof, in the event that a court of competent jurisdiction determines that any portion of this Agreement is in violation of any statute or public policy, only the portions of this Agreement that violate such statute or public policy shall be stricken. All portions of this Agreement that do not violate any statute or public policy shall continue in full force and effect. Furthermore, any court order striking any portion of this Agreement shall modify the stricken terms as little as possible to give as much effect as possible to the intentions of the parties under this Agreement.

Section 17. HEADINGS; INCONSISTENCY. Section headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose. In the event of any inconsistency between the terms of this Agreement and any form, award, plan or policy of the Company, the terms of this Agreement shall control.

Section 18. COUNTERPARTS. This Agreement may be executed in counterparts (including counterparts delivered by facsimile), each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

Section 19. REPRESENTATION BY COUNSEL; INTERPRETATION. Each party acknowledges that it has had the opportunity to be represented by counsel in connection with this Agreement. Any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the party that drafted it has no application and is expressly waived.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized officer and the Executive has hereunto signed this Agreement on the date first above written.

PANAVISION INC.

/s/ Bob Beitcher

By:	Bob Beitcher
Title:	President & Chief Executive Officer

EXECUTIVE

/s/ Ross Landsbaum

Ross Landsbaum

APPENDIX A ADDITIONAL BENEFITS

1.	Medical Examination; Additional Benefits. The Executive shall be reimbursed by the Company for the reasonable cost of one annual medical examination upon presentation of an expense statement. In addition, the Executive shall be reimbursed by the Company for medical expenses on behalf of the Executive and any of his dependents not otherwise covered by insurance in an aggregate amount up to $10,000 per year.

2.	Automobile. The Company shall afford the Executive the right to use an automobile on a continuing basis and shall provide garaging near the Executive's residence, all on the following basis. The Company shall pay, upon presentation of an expense statement, all reasonable expenses associated with the operation of such automobile and the rental of such garage space in the same manner as is, from time to time, in effect with respect to executive officers of the Company generally, including, without limitation, all reasonable maintenance and insurance expenses. The automobile furnished by the Company shall be a late model top-of-the-line vehicle (the fair market value of which shall not exceed $60,000, unless the Executive shall pay the expense arising from such value in excess of $60,000) to be reasonably selected by the Executive. At the request of the Executive, the Company shall replace the Executive’s automobile with a new model at such time as the automobile is three or more years old. Upon the expiration of the Term, the Executive promptly shall return the automobile to the Company.

3.	Life Insurance. The Company agrees to provide the Executive with additional term life insurance coverage with a face amount of twice the then current Base Salary, subject to the insurer's satisfaction with the results of any required medical examination to which the Executive hereby agrees to submit. The Executive may select a plan of his choice and may designate the beneficiary of such plan. The Company shall pay, or reimburse the Executive if the Executive purchases life insurance coverage himself (in an amount not to exceed what the term life coverage described in the first sentence of this Section 3 would cost if purchased by the Company) upon presentation of an expense statement, the periodic premiums relating to such additional life insurance payable during the Term.

4.	Airline Club. The Company shall pay the cost of membership for the Executive in an “executive” or similar commercial airline “club” or preferred passenger program.

5.	Estate and Tax Planning. The Executive shall be reimbursed by the Company, upon presentation of expense statements, for fees and disbursements for tax advice, financial planning, preparation of tax returns and estate planning, up to an amount of $5,000 in the aggregate in each calendar year.

6.	Legal Fees. The Company will reimburse the Executive for legal fees incurred in connection with the negotiation of this Agreement, in an amount not to exceed $15,000, upon the presentation of an expense statement with respect thereto.

7.	Other. The Executive shall also be reimbursed reasonable business expenses incurred during Term in accordance with the Company’s policies and procedures applicable to Senior Executives and shall also be reimbursed the cost of an additional phone line for his home for business use and shall be supplied a cell phone and/or blackberry and laptop during the Term.

APPENDIX B

Section 2870 of the California Labor Code provides as follows:

(a) Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer’s equipment, supplies, facilities, or trade secret information except for those inventions that either:

(1) Relate at the time of conception or reduction to practice of the invention to the employer’s business, or actual or demonstrably anticipated research or development of the employer; or

(2) Result from any work performed by the employee for the employer.

(b) To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable.

APPENDIX C

LIST OF PRIOR INVENTIONS AND ORIGINAL WORKS OF AUTHORSHIP EXCLUDED FROM SECTIONS 7(d) and 7(e)

Title	Date	Identifying Number or Brief Description

___ No inventions or improvements ___ Additional Sheets Attached Signature of Employee: ____________________ Print Name of Employee: ___________________ Date: __________________________________

APPENDIX D Executive’s Direct Reports

With regard to the Corporate Level, and U.S. Operations of the Company, Executive shall have the following direct reports (or to the extent otherwise organize from time to time during the Term as agreed between the Executive and the CEO, the executives and managers then responsible for such activities carried out by those listed below):

•	Senior Vice President, Controller
•	Senior Vice President, Financial Shared Services & Chief Information Officer
•	Director, Human Resources
•	Manager, Global Equipment Allocation
•	Executive’s Assistant

The most senior finance officer in each of the International operations shall report to the Executive. As of the date of the Agreement, that includes:

•	United Kingdom (one direct report for Filter business and one direct report for all business other than Filters)

•	France

•	Canada

•	Australia

•	New Zealand

The most senior finance officer of any new division or entity acquired or otherwise commenced during the Term by the Company shall report to the Executive.